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                                                                            Exhibit 11
                              THE BEAR STEARNS COMPANIES INC.
                      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                        (UNAUDITED)


                                     Three Months Ended           Six Months Ended
                                  December 31,  December 31,  December 31, December 31,
                                     1994          1993          1994         1993

                                         (In thousands, except share data)

Weighted average common
  and common equivalent
  shares outstanding:
    Average Common Stock
     outstanding                     112,688      120,066       113,071     120,253
    Average Common Stock
     equivalents:
      Common Stock issuable
       under employee
       benefit plans                     713        1,080           776       1,149
      Common Stock issuable
       assuming conversion
       of CAP Units                   14,423        8,636        14,423       8,636
Total weighted average
 common and common
 equivalent shares
 outstanding                         127,824      129,782       128,270     130,038

Net income                          $ 32,927     $134,813      $ 68,388    $239,116

Preferred Stock dividend
  requirements                        (6,329)      (6,420)      (12,561)    (11,957)

Income adjustment
  (net of tax) applicable
  to deferred compensation
  arrangements                         1,923        1,921         4,365       3,063

Adjusted net income                 $ 28,521     $130,314      $ 60,192    $230,222

Earnings per share                  $   0.22     $   1.00      $   0.47    $   1.77


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